Filed by L&F Acquisition Corp. pursuant to
Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended.
Subject Company: L&F Acquisition Corp.
Commission File No. 001-39722

The following is a press release first made available on April 19, 2022.

ZeroFox Expands Threat Intelligence Capabilities with Exclusive Visibility into External Threats
ZeroFox’s comprehensive set of intelligence feeds  is now available to enhance alert context and prioritize remediation efforts for fraud, identity, network and dark web underground intelligence

WASHINGTON, DC, April 19, 2022 – ZeroFox, a leading external cybersecurity provider, today announced the general availability of a comprehensive set of intelligence feeds. Organizations are facing a significant rise in the frequency and sophistication of cyberattacks, with 63% of organizations breached in the last year. Access to relevant and timely threat intelligence data is critical to strengthen protection, visibility and situational awareness. According to the 2022 CTI survey report by SANS Institute, security teams are looking for relevant and actionable intelligence around vulnerabilities, threat actors, as well as for tactics, techniques, and procedures (TTPs), and trends in the criminal underground. ZeroFox is now making its threat intelligence data more accessible than ever by offering customers multiple ways to operationalize the intelligence to defend against ransomware, phishing, fraud, credential theft and vulnerabilities.

Recognized as “best in class for brand threat intelligence use cases and takedown service,” in The Forrester Wave™: External Threat Intelligence Services, Q1 2021, ZeroFox now offers a comprehensive threat intelligence solution to customers where, when, and how they need it:

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Finished intelligence such as reports and advisories curated using extensive intelligence tradecraft by a global team of intelligence analysts, empowering security leaders to stay ahead of trends and make critical strategic decisions

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Relevant, timely alerts based on AI and human intelligence analysis of global intelligence collection that are focused on customers’ priority intelligence requirements around brands, domains, executives, locations and attack surface systems

●	Intelligence search in the ZeroFox platform to enable extensive research and correlation of potential and ongoing threats in the intelligence data lake
●	Intelligence feeds that provide API access to enrich the SOC security stack for deeper context and automated, more accurate response to threats

Today’s announcement follows a series of intelligence investments, including the acquisition of Cyveillance and Vigilante. It is also in conjunction with the company’s plans to acquire IDX and become a publicly-traded company via a merger with L&F Acquisition Corp (NYSE: LNFA) under the ticker symbol ZFOX.

“It is critical for security teams to not only take steps to continuously monitor and identify threats across their organizations’ digital attack surface but also to use real-time contextual analysis and automation to recognize, disrupt, and remediate threats,” said AJ Nash, Vice President of Intelligence, ZeroFox. “Our 2022 Threat Intelligence Forecast predicts that organizations across sectors will remain at heightened risk of attacks further into the year. As such, the introduction of our expanded capabilities, including Intelligence Search and Threat Intelligence Feeds allows organizations of all sizes to protect their data, facilities, people, and customers.“

ZeroFox combines all facets of threat research – raw data, curated information from world-class analysts and finished intelligence – to provide insight that prevents and speeds response to emerging attacks. With global intelligence collection across external data sources, a rich history in digital risk protection, and a multi-lingual team of experienced research analysts exclusively focused on the Dark Web, ZeroFox delivers intelligence value and an unrivaled understanding of the threat landscape. This external intelligence enriches threat correlation with other sources for more accurate prioritization and automation of mitigation. It results in intelligence that is easier to consume and understand so that security teams can quickly take meaningful action.

ZeroFox’s broad range of Threat Intelligence Feeds keep threat alerts relevant and remediation efforts prioritized and coordinated across all cybersecurity functions. In addition to our exclusive disruption feed which provides access to documented domain, mobile app store, digital platform and social media account impersonations which have been requested for takedown, our feeds  deliver expansive intelligence from millions of Surface, Deep and Dark web sources such as difficult-to-obtain Botnet breach package data, compromised credentials, malware, ransomware, exploits, vulnerabilities, C2 domains, and dark web artifacts, and discord, IRC and Telegram chatter. The new intelligence feed bundles are purpose-made to solve specific categories of real-world problems. Areas of focus include:

●	Identity and Fraud Intelligence feeds that integrate with access management and account database tools to prevent fraud and secure identities, logins, and Personally Identifiable Information (PII)
●	Network and Vulnerability Intelligence feeds work with firewalls, XDR and SOAR platforms to inform incident response, prioritize vulnerabilities, and improve network security
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Covert Communications Intelligence feeds are accessed through Threat Intelligence Platforms (TIPs), SIEMs and Threat News Feeds to provide insights and early warnings into chatter related to malicious activity and data breach packages on the deep and dark web

ZeroFox’s threat intelligence solutions provide security teams with timely, relevant and action-oriented intelligence to understand the external attack surface and disrupt adversaries. The addition of Threat Intelligence Feeds extends that unique external threat intelligence to the broader security tech stack.

For more information about ZeroFox’s complete threat intelligence solution, visit: https://www.zerofox.com/threat-intelligence/feeds/

Forward-Looking Statements
Certain statements in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this report, words such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements and factors that may cause actual results to differ materially from current expectations include, but are not limited to: the inability of the parties to complete the transactions contemplated by the definitive agreement relating to the business combination and other transactions that will result in ZeroFox, Inc. (“ZeroFox”) becoming a publicly traded company as ZeroFox Holdings, Inc. (the “Business Combination”); the outcome of any legal proceedings that may be instituted against L&F Acquisition Corp. (“LNFA”), the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of LNFA, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the risk that the Business Combination disrupts current plans and operations of LNFA, ZeroFox, ID Experts Holdings, Inc. (“IDX”) or the combined company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the possibility that LNFA, ZeroFox, IDX or the combined company may be adversely affected by other economic, business, and/or competitive factors; LNFA’s, ZeroFox’s or IDX’s estimates of expenses and profitability; expectations with respect to future operating and financial performance and growth, including the timing of the completion of the proposed Business Combination; ZeroFox’s and IDX’s ability to execute on their business plans and strategy; the ability to meet the listing standards of the listing exchange on which the combined company will be listed following the consummation of the transactions completed by the Business Combination; and other risks and uncertainties described from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”).

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of LNFA’s registration statement on Form S-4 (File No. 333-262570) and amendments thereto filed in connection with the Business Combination, and other documents filed by LNFA from time to time with the SEC.

Readers are cautioned not to place undue reliance upon any forward-looking statements, which only speak as of the date made. LNFA, ZeroFox and IDX expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the expectations of LNFA, ZeroFox or IDX with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Additional Information about the Business Combination and Where to Find It
LNFA has filed with the SEC a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a preliminary proxy statement/prospectus of LNFA, which will be both the proxy statement to be distributed to holders of LNFA’s ordinary shares in connection with the solicitation of proxies for the vote by LNFA’s shareholders with respect to the proposed Business Combination and related matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued in the Business Combination. After the Registration Statement is declared effective, LNFA will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. LNFA’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and definitive proxy statement/prospectus in connection with LNFA’s solicitation of proxies for its shareholders’ meeting to be held to approve the Business Combination and related matters, because the proxy statement/prospectus will contain important information about LNFA, ZeroFox and IDX and the proposed Business Combination.

The definitive proxy statement/prospectus will be mailed to shareholders of LNFA as of a record date to be established for voting on the proposed Business Combination and related matters. Shareholders may obtain copies of the proxy statement/prospectus, when available, without charge, at the SEC’s website at sec.report or by directing a request to: L&F Acquisition Corp., 150 North Riverside Plaza, Suite 5200, Chicago, Illinois 60606.

No Offer or Solicitation
This communication is for informational purposes only, and is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation
This communication is not a solicitation of a proxy from any investor or securityholder. However, LNFA, ZeroFox, IDX, JAR Sponsor, LLC and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from LNFA’s shareholders in connection with the Business Combination under the rules of the SEC. Information regarding LNFA directors and executive officers and such other persons may be found in the Registration Statement, including amendments thereto,  and other reports which are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

About ZeroFox
ZeroFox, a leader in external cybersecurity, provides enterprises external threat intelligence and protection to disrupt threats to brands, people, assets and data across the public attack surface in one platform. With global coverage across the surface, deep and dark web and an artificial intelligence-based analysis engine, the ZeroFox Platform identifies and remediates targeted phishing attacks, credential compromise, data exfiltration, brand hijacking, executive and location threats and more. The patented ZeroFox Platform technology processes and protects millions of posts, messages and accounts daily across the social and digital landscape, spanning LinkedIn, Facebook, Slack, Instagram, Pastebin, YouTube, mobile app stores, domains, cloud-based email and more. ZeroFox and the ZeroFox logo are trademarks or registered trademarks of ZeroFox, Inc. and/or its affiliates in the U.S. and other countries. Third-party trademarks mentioned are the property of their respective owners. Visit www.zerofox.com for more information.

About IDX
IDX is a proven partner in digital privacy protection. Thousands of organizations and over 40 million individuals trust IDX to protect sensitive personal information from the growing threat of cybercrime. As a leading provider of data breach response services, IDX serves both public and private sector clients as an unparalleled strategic partner in data protection. Visit www.idx.us for more information.

About L&F Acquisition Corp.
L&F Acquisition Corp. is a blank check company formed for the purpose of entering into a combination with one or more businesses, with the intent to concentrate on identifying technology and services businesses in the Governance, Risk, Compliance and Legal (“GRCL”) sector. L&F Acquisition Corp. is sponsored by JAR Sponsor, LLC, a newly organized special purpose vehicle under the common control of entities affiliated with Chairman Jeffrey C. Hammes, CEO Adam Gerchen, and Victory Park Capital. Visit www.lfacquisitioncorp.com for more information.

Contacts:
ZeroFox
Media Inquiries:
Malory Van Guilder
zerofox@skyya.com

Investor Relations
Marc P. Griffin, ICR
Marc.Griffin@icrinc.com

IDX
Media Inquiries
Alisha Sheth, Pinkston Group
alisha.sheth@pinkston.co

Investor Relations
Marc P. Griffin, ICR
Marc.Griffin@icrinc.com

L&F Acquisition Corp.
Media Inquiries
Julia Fisher, Edelman
julia.fisher@edelman.com

Investor Relations
info@lfacquisitioncorp.com